FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐      No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement 2007 interim results of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on August 14, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902) 2007 Interim Results Announcement

Power generation:	80.618 billion kWh
Consolidated operating revenue:	RMB23.144 billion
Profit attributable to the equity holders of the Company:	RMB2.875 billion
Earnings per share:	RMB0.24

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2007 and a comparison with the operating results for the same period of 2006. For the six months ended 30 June 2007, the Company and its subsidiaries recorded consolidated operating revenue of RMB23.144 billion and profit attributable to the equity holders of the Company of RMB2.875 billion, representing increases of 16.68% and 32.70%, respectively, as compared to the same period of last year. Earnings per share was RMB0.24 and net asset value per share (excluding minority interests) was RMB3.59.

The Board is satisfied with the performance as mentioned above. Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2007, amid unfavorable factors such as intensifying competition in the power market, continuously declining utilization hours of generating units and sustained high coal prices, the Company strengthened its management, enhanced its sales and marketing institutions, reinforced its accountability appraisals and enhanced its incentive systems, etc.. As a result, the Company achieved new development in various aspects including production safety, sales and marketing of electricity, operation management, energy saving, environment protection and project development.

1.	POWER GENERATION

During the first half of 2007, the Company’s power plants achieved a total power generation of 80.618 billion kWh based on a consolidated basis, an increase of 13.92% (excluding the power generation of Sichuan Hydropower) over the same period last year. The increase in power generation was attributable to the following factors: the Company has strengthened its sales and marketing effort and adopted effective sales and marketing strategies, thereby facilitating a relatively rapid growth of the Company’s power generation; secondly, the continued economic growth in the regions where the Company’s power plants are located had also driven the growth of power demand and provided the Company with favorable market conditions for more power generaton by the Company’s power plants; and thirdly, the newly operated generating units at Yuhuan Power Plant, Luohuang Power Plant, Huaiyin Power Plant, Xindian Power Plant, Yueyang Power Plant and Taicang Power Plant increased the overall power generation capacity of the Company and contributed to the growth of the Company’s power generation.

2.	COST CONTROL

During the first half of the year, faced with unfavorable factors including sustained high thermal coal prices and instability of coal quality, the Company further strengthened the control of fuel costs. On the one hand, the Company adjusted the coal purchase structure in a timely manner and contained the coal purchase costs by controlling the purchase volume of high-price thermal coal, raising the fulfilment rate of high-quality low-price coal and opening up channels for coal import. On the other hand, the Company closely monitored the price changes in the coal market and seized on the characteristics of seasonal variations in coal prices, thereby effectively controlling the market purchase prices and containing coal purchase costs to the maximum extent. The unit fuel cost of the Company for the first half of the year was RMB168.71/MWh, an increase of 8.16% when compared to the same period of last year.

3.	ENERGY SAVING AND ENVIRONMENTAL PROTECTION

The Company attached great importance to energy saving and environmental protection work. All the newly built generating units are equipped with flue-gas desulphurization facilities and the Company has strengthened environmental protection renovation work on the existing generating units. During the first half of the year, eight desulphurized generating units totalling 3,410MW have commenced operation and the desulphurization operation efficiency rate was above 95% generally. As at 30 June 2007, the Company has installed desulphurized generating units amounting to 12,440MW, accounting for 41.8% of the controlling generation capacity of the existing coal-fired units of the Company. According to the Company´s plan, the installation of desulphurization facilities of the Company’s generating units will reach 100% by 2010.

The Company has made further efforts in energy saving and emissions reduction, and achieved new grounds in the work on energy saving, consumption reduction and environmental protection by adopting various energy saving measures, including strengthening energy saving management, increasing investment in energy saving and emission reduction and fully utilizing power saving technology. Various production and technical indices have improved when compared to the same period last year and the Company´s coal consumption rate for power generated and coal consumption rate for power sold were 313.15 gram/kWh and 332.29 gram/kWh respectively in the first half of 2007, representing decreases of 3.94 gram/kWh and 3.99 gram/kWh respectively, compared to the same period of 2006. Given the substantial increase in the number of desulphurized generating units, the average house consumption rate declined slightly compared to the same period of the previous year.

4.	PROJECT DEVELOPMENT AND CONSTRUCTION

The Company made smooth progress on its construction projects and preparation work of its power projects:

(a)

In January 2007, a 600 MW coal-fired generating unit (Unit 6) of Luohuang Power Plant commenced its commercial operation. This has added 360 MW generation capacity on an equity basis, raising the Company’s generation capacity on an equity basis to 28,187 MW and the controlling generation capacity to 32,224 MW.

(b)

By the end of July 2007, two 1,000 MW coal-fired generating units at Yuhuan Power Plant Phase II, two 600 MW coal-fired generating units at Rizhao Power Plant Phase II and two 600 MW coal-fired generating units at Qinbei Power Plant Phase II had obtained the approval from the National Development and Reform Commission;

(c)	The projects-under-construction and other proposed projects of the Company progressed smoothly.

5.	CAPITAL OPERATION

In the first half of this year, the Company captured favorable opportunities in the capital market to deal with the shares and warrants of Yangtze Power held by the Company. This has not only improved the level of earnings per share, but has also provided the Company with experience in the operation of the capital market.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

Power demand in the second half of the year will be growing at a steady and fast pace, thus providing favorable market conditions for more power generation by the Company. Likewise, the State’s implementation of the policies of “Replacing small coal-fired units with large coal-fired units” and “Save Energy, Reduce Emissions” will be favorable to the Company which enjoys the advantages of large-scale high efficiency generating units and wide coverage of service areas.

On the other hand, given that various power generation projects came into operation during the past few years, market competition will continue to intensify and utilization hours of generating units will further decrease.

In relation to coal supply, given that the increase in major contract prices for coal had been high this year, it is expected that the market purchase prices will continue to hover at high levels. The Company will continue to encounter high operating pressure in respect of fuel price control. The Company will strive to contain the annual increase in unit fuel cost to around 8%.

For production and operation in the second half of the year, the Company has the confidence in seizing the opportunies, capitalizing on its advantages and overcoming difficulties to ensure that the year’s target relating to production and operation can be accomplished.

The major operation plans for the second half of the year include:

1.	to strengthen the management of equipment operation and to increase the reliability of generating units so as to ensure safe and stable power generation of the power plants;

2.             to continue to strengthen sales and marketing work and to strive to increase power generation;

3.	to strengthen coal purchase management, to ensure a stable and effective supply and to use the best endeavours to contain the increase in unit fuel costs;

4.

to promote energy saving and environmental protection work in full force, to strive to improve the operation efficiency of generating units and to fully achieve energy saving and emission reduction targets;

5.	to ensure that the construction projects will be completed with high quality, to actively push forward preliminary work of proposed projects and to accelerate the pace of development of the Company.

OPERATING RESULTS

I.	Comparison and Analysis of Operating Results

Comparison of operating results between the first half of 2006 and 2007.

From 2007 onwards, the Company’s equity interest in Sichuan Hydropower is reduced from 60% to 49%, and therefore the financial statements of Sichuan Hydropower are not consolidated into the Company’s financial statements starting from January 2007.

Summary

During the first half of 2007, the Company experienced overall sound development with continued rapid growth in operating revenue and profit. The development of its infrastructure construction and projects are being carried out smoothly. Meanwhile, the Company has maintained its leading position on energy conservation and environmental protection in the industry.

Regarding the power market and utilization of power equipment, the rapid growth of power demand presented a good opportunity for the development of power sector. The Company has seized this opportunity to have built and put into operation a large number of generation units in recent years and therefore reinforced and increased its market share. After deducting the electricity generated by Sichuan Hydropower, the Company recorded an increase of 13.87% on its sale of electricity, of which 17.38% was contributed from the sale of the electricity generated by the new generation units put into operations since 2006 (including Yueyang Phase II, Taicang Phase II, Shanghai Combined-Cycle unit, Luohuang Phase III, Huaiyin Phase III, Yuhuan Power Plant, and Xindian Phase III, same as below). At the same time, the Company experienced slight decrease of the utilization hours of power generation units compared with the same period of last year as a result of the generally static demand-supply status in power generation market.

In respect of power tariff, the average tariff rate of the Company increased by RMB 21.58 per MWh to RMB 356.82 per MWh from the same period of last year, which is mainly attributable to the implementation of the “Coal-electricity price linkage mechanism” during the second half year of 2006.

On fuel supply and cost controls, the relative ease on coal transportation pressure provided a window of opportunity for the Company to organize fuel supply, however, the increase of the prices as entered into under key coal purchase contracts and quoted in coal sourcing market has pushed up the fuel costs of the Company. The unit fuel cost per unit of electricity sold by the Company increased by 8.16% when compared with the same period of 2006 and 7.25% when compared with the full year of 2006.

With the implication of the foregoing factors, the Company and its subsidiaries experienced a 16.68% (or 21.21% excluding Sichuan Hydropower) year-on-year increase in consolidated operating revenue during the first half of 2007. The Company and its subsidiaries recorded a profit attributable to equity holders of the Company of RMB 2.875 billion for the first half of 2007, up 32.70% from RMB 2.167 billion for the same period of last year. The increase of profit attributable to equity holders of the Company was mainly attributable to the commenced operations of new power units, the adjustment of tariff rate under the “Coal-electricity price linkage mechanism” implemented from June 2006, as well as the sale of a portion of the shares of Yangtze Power Co., Ltd. held by the Company.

1.	Operating revenue and sale tax

Operating revenue represents consideration receivable or received from electricity sold net of amounts received in advance. For the six months ended 30 June 2007, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB 23.144 billion, representing an increase of 16.68% (or 21.21% excluding Sichuan Hydropower) over RMB 19.835 billion for the same period of last year.

The increase in operating revenue is mainly attributable to the operations of new power plants. The newly operated power plants contributed RMB 3.972 billion to the increase in the consolidated revenue of the Company.

The average tariff rate of the Company and its subsidiaries was RMB 356.82 per MWh for the first half of 2007, up by 6.41% (or 6.44% excluding Sichuan Hydropower) from RMB 335.31 per MWh in the same period of last year. Such an increase is mainly attributable to the implementation of the “Coal-electricity price linkage mechanism” from June 2006, and the tariff of relevant power plants was adjusted accordingly.

Sales tax mainly consists of value-added tax surcharges. According to relevant administrative regulations, such surcharges include the Education Surcharges and City Construction Tax calculated at prescribed percentages on the amounts of the value-added tax paid. Such surcharges are currently not applicable to direct foreign investments that have been approved by the government, hence certain power plants of the Company do not pay such surcharges. For the first half of 2007, the sales tax increased RMB 3 million to RMB 70 million from RMB 67 million for the same period of last year, mainly attributable to the increase of the tax base due to the addition of newly operated power plants.

2.	Operating expenses

For the first half of 2007, the consolidated operating expenses of the Company and its subsidiaries increased by 19.21% (or 21.44% excluding Sichuan Hydropower) to RMB 19.590 billion from RMB 16.432 billion for the same period of last year.

The increase of operating expenses were mainly attributable to the operations of new power plants, which accounted for RMB 3.033 billion of the increase in consolidated operating expenses, while, excluding the above new power plants factor, the increase of operating expenses would be RMB 0.425 billion if excluding Sichuan Hydropower, which was mainly attributable to the increase in coal prices and other costs.

2.1	Fuel cost

Fuel cost represented the largest portion of the operating expenses of the Company and its subsidiaries, which has increased by 22.87% to RMB 12.749 billion for the first half of 2007 from RMB 10.376 billion for the same period of last year. The increase in fuel cost was due to operations of new power plants, which accounted for RMB 2.094 billion of the increase in fuel cost.

During the first half of 2007, the average price of natural coal of the Company and its subsidiaries increased by 7.33% to RMB 367.07 per ton from RMB 342.00 for the same period of last year. The unit fuel cost per unit of electricity sold increased by 8.16% to RMB 168.71 per MWh compared with the same period of last year due to the deterioration in the quality of the coal.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries have increased by 9.42% (or 17.65% excluding Sichuan Hydropower) to RMB 3.568 billion for the first half of 2007 from RMB 3.261 billion for the same period of last year. The increase of depreciation expenses was mainly attributable to the operations of new power plants, which accounted for RMB 578 million.

2.3	Labor

Labor costs include salaries, bonus, welfare and those housing funds, medical insurance, pension and unemployment insurance that paid to relevant government authorities, etc. labour costs of the Company and its subsidiaries amounted to RMB 1.400 billion for the first half of 2007, representing an increase of RMB 86 million (or RMB 127 million excluding Sichuan Hydropower) from RMB 1.314 billion for the same period of last year. Such an increase was mainly attributable to the operations of new power plants which caused the related labor costs to be charged into labor cost instead of being capitalised.

2.4	Other operating expenses

Other operating expenses of the Company and its subsidiaries amounted to RMB 1.089 billion for the first half of 2007, representing an increase of RMB 236 million (or RMB 248 million excluding Sichuan Hydropower) from RMB 853 million for the same period of last year. The increase is mainly attributable to the operations of new generation plants.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2007 amounted to RMB 851 million, representing an increase of RMB 139 million (or RMB 233 million excluding Sichuan Hydropower) from RMB 712 million for the same period of last year. The increase of financial expenses was mainly attributable to the fact that the interest expense arising from new generation plants was not capitalized since the operations of these generation plants, which accounted for RMB 286 million.

4.	Share of profit of associates

The share of profit of associates of the Company and its subsidiaries for the first half of 2007 was RMB 303 million, representing a decrease of RMB 49 million from RMB 352 million for the same period of last year.

5.	Investment income, net and gain on disposals of investments

The investment income, net and gain on disposals of investments of the Company and its subsidiaries for the first half of 2007 was RMB 673 million in total, representing an increase of approximately RMB 607 million from RMB 66 million for the same period of last year, which was attributable to the increase of the fair value of warrants of Yangtze Power Co., Ltd.(“Yangtze Power”), and gains from the sale of some of Yangtze Power’s shares.

6.	Enterprise income tax (“EIT”)

There is no change to the preferential tax policies applicable to the Company in the current period. The consolidated EIT of the Company and its subsidiaries for the first half of 2007 amounted to RMB 561 million, representing an increase of 9.55% (or 22.60% excluding Sichuan Hydropower) from RMB 512 million for the same period of last year. The increase in EIT was mainly attributable to the increase of pre-tax profit.

7.	Net profit (excluding minority interests) (“net profit”)

The net profit of the Company and its subsidiaries amounted to RMB 2.875 billion for the first half of 2007, representing an increase of 32.70% from RMB 2.167 billion for the same period of last year. The increase of net profit was mainly attributable to the commencement of the operations of new power units, the adjustment of tariff rate under the “Coal-electricity price linkage mechanism” implemented from June 2006, as well as the sales of a portion of the shares of Yangtze Power Co., Ltd. held by the Company.

8.	Comparison of financial positions

As at 30 June 2007, total assets of the Company and its subsidiaries were RMB 109.671 billion, representing a decrease of 3.75% from the RMB 113.939 billion as at 31 December 2006, or an increase of 7.16% excluding Sichuan Hydropower.

The capital expenditure for infrastructure construction and renovation projects of the Company and its subsidiaries for the first half of 2007 totaled RMB 6.752 billion, which was mainly financed by internal funding, debts financing and cash flows generated from operating activities.

9.	Major financial ratios comparison

	The Company and its subsidiaries
Item	As at 30 June 2007	As at 31 December 2006

Ratio of liabilities and shareholders’ equity	1.43	1.46
Current ratio	0.47	0.51
Quick ratio	0.38	0.43

	For the six months ended 30 June 2007	For the year ended 31 December 2006

Multiples of interest earned	3.74	3.87

Computation formula of these financial ratios:

Ratio of liabilities and shareholders’ equity = balance of liabilities at the end of the period / balance of shareholders’ equity (excluding minority interests) at the end of the period

Current ratio = balance of the current assets at the end of the period / balance of current liabilities at the end of the period

Quick ratio = (balance of current assets at the end of the period - balances of inventories at the end of the period) / balance of current liabilities at the end of the period

Multiples of interest earned = (profit before tax + interest expense) / interest expenditure (including capitalized interest)

The current ratio and quick ratio remained at a relatively low level and decreased in the middle of the year compared to the beginning of the year, which was mainly attributable to the increase in short-term borrowings as a result of increased capital expenditure during the first half of 2007.

The ratio of liabilities and shareholders’ equity decreased slightly compared to the beginning of the year mainly attributable to the exclusion of Sichuan Hydropower from the consolidation scope, whose ratio of liabilities and shareholders’ equity was higher than the average of the Company.

The multiples of interest earned decreased compared the same period of last year mainly attributable to the increase in infrastructure construction borrowings.

During the first half of 2007, a substantial portion of capital expenditure of the Company and its subsidiaries was satisfied by short-term borrowings. Accordingly, as at 30 June 2007, the net current liabilities of the Company and its subsidiaries totaled RMB 15.802 billion. Based on the successful financing history of the Company, the significant amount of undrawn banking facilities made available to the Company and its stable operating results, the Company believes that it will be able to meet its liabilities as and when they fall due and meet the capital required for operations. In addition, the Company continued to minimize interest expense by drawing short-term borrowings which bear relatively lower interest rates than long-term borrowings.

II. Liquidity and Cash Resources

1.	Liquidity

	For the six months end 30 June 2007	For the six months ended 30 June 2006	Change
	RMB billion	RMB billion	(%)

Net cash provided by operating activities	4.358	5.353	-18.59%
Net cash used in investing activities	(6.850)	(7.578)	-9.61%
Net cash provided by financing activities	2.595	1.988	30.51%
Net increase/(decrease) in cash and cash equivalents	0.103	(0.237)	-143.53%
Cash and cash equivalents, beginning of period	3.207	2.648	21.13%
Cash and cash equivalent, end of period	3.310	2.411	37.28%

The net cash inflow from operating activities amounted to RMB 4.358 billion for the first half of 2007, which was lower than the same period of last year mainly because of excluding Sichuan Hydropower from our consolidated financial statements. It is expected that cash flows from operating activities will continue to be the major source of cash for the Company.

Net cash outflow for investing activities mainly consisted of capital expenditure for purchases of fixed assets.

The Company’s main financing activities were repayments of loans (including short-term bonds) and the new drawdowns for new projects financing. During the first half of 2007, the Company repaid loans of RMB 5.591 billion, short-term bonds of RMB 5.0 billion, and borrowed new loans of RMB 16.695 billion.

2.	Capital expenditure and cash resources

2.1	Capital expenditures

The capital expenditures incurred by the Company in the first half of 2007 amounted to RMB 6.752 billion, mainly used for infrastructure construction and renovation projects, including RMB 1.541 billion for the Yuhuan project, RMB 132 million for the Luohuang expansion project, RMB 31 million for the Xindian expansion project, RMB 335 million for the Shanghai Combined-Cycle project, RMB 164 million for the Huaiyin expansion project, RMB 91 million for the Yueyang expansion project, RMB 670 million for the Yingkou expansion project, RMB 774 million for the Qinbei expansion project, RMB 699 million for the Shang’an Phase III project, RMB 633 million for the Rizhao Phase II project, and RMB 595 million for the Haimen Power Plant project, RMB 68 million for construction of other power plants and RMB 1.019 billion for renovation expenditure.

The Company financed most of the above capital expenditures through internal funding, debts financing and cash flows provided by operating activities.

The Company will continue to incur significant capital expenditures in the next few years and will actively accelerate the development of planned projects based on the principles of commercial viability. As such, the Company will actively engage in new project developments to lay the foundation for the long-term development of the Company. The Company expects to continually finance the above capital expenditure through internal funding, bank borrowings and cash flows provided by operating activities.

2.2	Cash resources and anticipated financing costs

The Company expects the cash resources for capital expenditure to be primarily generated from internal funds, cash flows from operating activities and future debts financing.

Good operating results and good credit status give the Company strong financing capabilities. As at 30 June 2007, the Company and its subsidiaries had available borrowing facilities from banks of RMB 25.598 billion, which provided the Company with a sufficient level of available cash and effectively raised the assets liquidity and repayment capabilities of the Company.

As at 24 May 2007 and 27 June 2007, the Company and its subsidiaries repaid unsecured short-term bonds amounting to RMB 0.5 billion and RMB 4.5 billion, respectively. Annual effective interest rates of such short-term bonds were 3.53% and 3.77%, respectively.

On 22 May 2007, the 2006 shareholders’ general meeting of the Company approved the Company issuing unsecured short-term bonds up to RMB 5.0 billion in one or multi-slots within 12 months in the PRC. The Company issued RMB5 billion of unsecured short-term bonds bearing coupon rates of 3.84% per annum on 9 August 2007. These bonds are denominated in RMB and issued at par and will mature in 364 days from their issue date. The effective interest rate of these bonds is approximately 4.26% per annum.

As at 30 June 2007, the total interest-bearing debts of the Company and its subsidiaries amounted to RMB 50.998 billion, including a current portion of RMB 20.069 billion. The interest-bearing debts comprised foreign currency debts amounted to RMB 4.746 billion, including USD528 million, EUR65 million and JPY952 million. The current portion of foreign currency debts included USD105 million, EUR7 million and JPY238 million. In addition, 88.81% of the these foreign currency loans, or RMB 4.215 billion, were fixed rate loans with an average annual interest rate of 5.54%, while the remaining 11.19% of these foreign currency loans, or RMB 531 million, were floating rate loans with an average annual interest rate of LIBOR+0.16%.

Long-term loans of the Company and its subsidiaries mainly comprised fixed rate loans (with annual interest rates ranging from 2.00% to 6.97%). As at 30 June 2007, in accordance with original loan agreements, floating rate loans of the Company and its subsidiaries included balances of USD62 million (with annual interest rates from LIBOR+0.075% to LIBOR+0.43%) and JPY952 million (with annual interest rate at LIBOR+0.3%).

2.3	Other financing requirements

The objective of the Company is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 22 May 2007, the Company declared a cash dividend of RMB 0.28 per ordinary share, with total dividends amounting to approximately RMB 3.376 billion, as approved at its shareholders’ general meeting. For the six months ended 30 June 2007, the Company has paid dividends of approximately RMB 3.281 billion.

III.	Performance and Prospects of Significant Investments

On 22 April 2003, the Company paid RMB 2.39 billion to acquire 25% equity interest in Shenzhen Energy Group. This investment brought the Company a profit of RMB 164 million for the first half of 2007 under the IFRS. Shenzhen Energy Group is the largest power supplier in Shenzhen and its power plants are primarily located in Guangdong Province - one of the most prosperous provinces in the PRC. With strong demand for electricity in that region, it is expected such an investment will bring stable returns to the Company in the future.

In July 2004, the Company paid RMB 1.375 billion to acquire 40% equity interest in Hebei Hanfeng Power Company. This investment brought the Company a profit of RMB 62 million for the first half of 2007 under the IFRS. Hebei Hanfeng Power Company is located in Hebei Province in northern China and there is a strong demand for electricity in that region. The Company expects this investment will contribute stable returns in the future.

IV.	Benefits Policy

As at 30 June 2007, the Company and its subsidiaries had 23,359 employees. During the reporting period, there was no material change as to remuneration policies and training programs from prior year.

V.	Related Party Transactions

Accounting to the need of the operation, the Company entered into various transactions with Huaneng Group, HIPDC and their group companies in the ordinary course of business, including but not limited to operating leases on land use rights and property, electricity transmission and fuel purchases, and transportation. Such transactions were for daily operations at terms no different from those for third parties in substance and do not have a material impact on the business and operations of the Company. Moreover, Huaneng Group, HIPDC and the minority shareholders of other subsidiaries have committed or agreed through contracts to provide guarantees on loans to the Company and its subsidiaries.

Pursuant to relevant agreements, the Company rendered management services to power plants owned by Huaneng Group and HIPDC at service fees covering the Company’s managing costs and a reasonable profit. For the first half of 2007, such service fees amounted to RMB 25.48 million, which were less than 1% of the operating revenue of the Company.

In January, 2007, Huaneng Group made an additional capital contribution of RMB 615 million to Sichuan Hydropower, thereby increasing its direct equity interest in Sichuan Hydropower from 40% to 51%, which reduced the Company’s equity interest in Sichuan Hydropower from 60% to 49%. Huaneng Group thus replaced the Company as the controlling shareholder of Sichuan Hydropower. In addition, the Company acquired 5% equity interest in Qinbei Power Company from Huaneng Group with a consideration of RMB 65.75 million in cash, thereby increased the Company’s equity interest in Qinbei Power Company to 60%.

Please refer to Note 13 to the accompanied unaudited condensed interim financial information prepared under IFRS for details of related party transactions.

VI.	Guarantees on Loans

As at 30 June 2007, the balance of the guarantees provided by the Company to Rizhao Power Company, one of its associates, amounted to approximately RMB 111 million. The Company also believes such guarantees do not have material financial impact on the Company.

As at 30 June 2007, The Company had no contingent liabilities.

VII.	Exchange Differences

As at 30 June 2007, foreign interest-bearing debts of the Company and its subsidiaries amounted to approximately RMB 4.746 billion, which accounted for 9.31% of total interest-bearing debts, of which Euro debts accounted for 14.10% of the foreign debts, US dollar loans accounted for 84.66% and JPY debts accounted for the remaining portion. The Renminbi exchange scheme reform increases the flexibility of exchange rates and caused considerable impact on the Company’s profitability target due to exchange gains or losses. Nevertheless, it has no material impact on the cash flows of the Company. The Company pays close attention to the development and trends of the international foreign currency market, forecasts the future development tendencies and explores feasible risk management solutions with financial derivatives. When the time is right, the Company will approve and implement the relevant solutions in accordance with its internal control procedures.

SHARE CAPITAL STRUCTURE

As at 30 June, 2007, the entire issued share capital of the Company amounted to 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing 74.66% of the total issued share capital, and 3,055,383,440 shares were foreign shares, representing 25.34% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owns a total of 5,066,662,118 shares, representing 42.03% of the total issued share capital of the Company while China Huaneng Group (“Huaneng Group”) held 1,055,124,549 shares, repesenting 8.75% of the total issued share capital of the Company. Other domestic shareholders hold a total of 2,878,213,333 shares, representing 23.88% of the total issued share capital.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2007.

SHAREHOLDING STRUCTURE OF THE COMPANY

As at 30 June 2007, the shareholding position of the shares outstanding of the Company was as follows:

	Total Shareholdings	Percentage of total shares outstanding
		(%)

Domestic Shares
Huaneng International Power Development Corporation	5,066,662,118	42.03
China Huaneng Group	1,055,124,549	8.75
Hebei Provincial Construction Investment Company*	603,000,000	5.00
Jiangsu Provincial Investment & Management Limited Liability Company*	416,500,000	3.46
Fujian Investment Enterprise Holdings Limited*	338,466,667	2.81
Liaoning Energy Investment (Group) Limited Liability Company*	332,913,333	2.76
Dalian Municipal Construction Investment Company*	301,500,000	2.50
Minxin Group Limited	108,000,000	0.90
Nantong Investment & Management Limited Company*	90,500,000	0.75
Shantou Power Development Joint Stock Company Limited*	25,333,333	0.21

Dandong Energy Investment Development Centre*	8,666,667	0.07
Shantou Electric Power Development Corporation*	3,333,333	0.03
Domestic Public Shares	650,000,000	5.39

Sub-total	9,000,000,000	74.66
Foreign Shares	3,055,383,440	25.34
TOTAL	12,055,383,440	100

Note:

1.

“*” represented shares that have been accorded circulation, of which 602,769,172 of the shares held by Heibei Provincial Construction Investment Company have become listed circulating A shares. Pursuant to the selling restriction, the rest of the shares of 230, 828 held by it will become listed circulating A shares on 19 April 2008.

2.	On 19 April 2007, the 2,119,982,505 circulating shares of the Company with selling restriction have become listed circulating A shares. Currently, the circulating A shares amounted to 2,769,982,505.

3.	As of 30 June 2007, there has been no change to the shares which were listed circulating shares, and which originally were circulating shares with selling restriction.

As at 30 June, 2007, so far as the directors, chief executive officer and supervisors of the Company are aware, each of the following persons, not being a director, chief executive officer or supervisor of the Company, had an interest in the Company’s shares which is required to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (“SFO”):

Shares held/Approximate shareholding percentage

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company´s total issued share capital	Approximate percentage of shareholding in the Company´s total issued domestic shares	Approximate percentage of shareholding in the Company´s total issued H shares

Huaneng International Power Development Corporation#	Domestic shares	5,066,662,118(L)	Beneficial owner	42.03%(L)	56.30%(L)	—
China Huaneng Group#	Domestic shares	1,055,124,549(L)	Beneficial owner	8.75%(L)	11.72%(L)	—
Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	5.00%(L)	6.7%(L)	—
JP Morgan Chase Bank	H shares	108,190,980(L)	Investment manager and custodian	0.90%(L)	—	3.54%(L)
J.P. Morgan Fleming Asset Management (Asia) Inc.	H shares	83,918,000(L)	Investment manager	0.70%(L)	—	2.75%(L)
J.P. Morgan Fleming Asset Management Holdings Inc.	H shares	83,198,000(L)	Investment manager	0.69%(L)	—	2.72%(L)

UBS AG	H shares	170,309,367(L) 82,311,000(S)	Beneficial owner/ Interest of controlled corporation/Holder of security interest in shares	1.41%(L) 0.68%(S)	— —	5.57%(L) 2.69%(S)
JF Asset Management Limited	H shares	80,298,000(L)	Investment manager	0.67%(L)	—	2.63%(L)

Note: The letter “L” denotes a long position. The letter “S” denotes a short position.

# As at 30 June 2007, Huaneng Group holds 51.98% equity interests in HIPDC.

Save as disclosed above and so far as the directors, chief executive officer and supervisors of the Company are aware, as at 30 June 2007, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which are required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIRECTORS´ AND SUPERVISORS´ RIGHT TO PURCHASE SHARES

The Company has adopted a code in relation to the securities transactions by the directors and supervisors with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2007.

As at 30 June 2007, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

DIVIDENDS

It was resolved by the board of directors (the “Board”) not to distribute interim dividends for 2007.

MAJOR EVENTS

For work reasons, Ms. Lu Dan tendered her resignation as the Vice President of the Company to the Board on 14 August 2007.

Corporate Governance

The Company has been consistently stressing the importance of corporate governance through promoting innovation on the Company’s system management and strengthening the establishment of the Company’s system. It strives to enhance the transparency of the Company’s corporate governance standards and to maintain high-quality corporate governance on an ongoing basis. The Company insists on adopting the principle of “maximizing the benefits of the Company and of all shareholders” as the starting point and treats all shareholders fairly in order to ensure the generation of long-term, stable and growing returns for shareholders. The Company has included a corporate governance report in its annual report of 2006 (“2006 Corporate Governance Report”) which was prepared in accordance with the requirements of the Listing Rules. None of the Directors is aware of any information that would reasonably indicate that the Company had not, for any part of the period ended 30 June 2007, been in compliance with the Code Provisions in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules. The following sets out the status of corporate governance of the Company for the first half of this year pursuant to the relevant requirements of the Listing Rules and with reference to the provisions in Appendix 23 of the Listing Rules.

(A)	CODE OF CORPORATE GOVERNANCE

As stated in the 2006 Corporate Governance Report, the Company adopted the following measures in recent years to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Reinforce and enhance Corporate Governance

Except from complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors. Accordingly, our fundamental principles are to adopt a corporate governance structure balancing and coordinating the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Up to the present, the Board and the Supervisory Committee acted in line with the requirements of the relevant laws and regulations in terms of scale of operations and personnel composition, thereby ensuring that the Board can make effective, scientific and quick decisions and that the Supervisory Committee can independently and effectively exercise its supervisory and inspection powers over the directors, managers and other senior management personnel as well as the Company’s finances. At the same time, the rejuvenation adjustments to the management team have effected an innovative and dynamic development, ensuring an integral implementation of the resolutions of the Board and the Supervisory Committee and the establishment of a scientific and highly effective corporate governance structure.

Over the past years, the Company’s Board formulated and implemented the Rules and Procedures for the Board of Directors Meetings; the Rules and Procedures for the Supervisory Committee Meetings; the Detailed Rules on the Work of the President; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Renumeration and Appraisal Committee of the Board of Directors; and the System on the Work of Independent Directors. The Board has also discussed and approved a number of proposals on the amendments to the Articles of Association. The Company has complied with the provisions of the Code on Corporate Governance Practices in Appendix 14 to the Hong Kong Listing Rules in the first half of this year.

(2)	Reinforce and enhance the management of the information disclosure system

The Company has been stressing the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises managers of various departments and is headed by the Vice President and the Chief Accountant, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance on the relevant information disclosure. The Company has successively formulated and implemented a series of rules including the Measures on Investor Relations Management, the Provisions on Internal Reporting of External Disclosure of Material Information, the Detailed Rules on the Work of the Information Disclosure Committee, the Interim Provisions on the Work Procedures of Capital Operation and the Rules and Procedures for the Shareholders’ Meetings. In June this year, the Company has formulated and implemented a series of regulations including the Provisions on the Management of Information Disclosure of Huaneng Power International, Inc., and the Codes Governing the Holding of the Company’s Securities by Directors, Supervisors and Senior Management Personnel of Huaneng Power International, Inc.; has amended the Provisions on the Investor Relations Management of Huaneng Power International Inc.; and has concurrently repealed the Provisions on the Management of External Information Disclosure Work and the Regulations for Internal Reporting Regarding External Disclosure of Significant Information by Huaneng Power International, Inc.. Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns and the Company’s production, operation and operating results in a timely manner, which shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages US, Hong Kong and mainland lawyers to conduct professional training for the personnel of the Company responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism. The implementation of the above rules and measures ensures that the Company completes various external disclosure work effectively, thereby increasing the transparency of the Company’s operation and establishing a good corporate image in the capital market.

(3)	Regulate financial management system, enhance internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.

In order to strictly implement the accounting rules, accounting standards and accounting systems; to strengthen management over financial accounting and review; and to truly and fairly reflect the financial position, operating results and cash flows, the Company has compiled the Measures on Financial Accounting, the Measures on Construction Financial Accounting, the Guidelines on Accounting Fundamentals of Construction Financial Accounting, the Measures on Fixed Assets Management, Fixed Assets Register and the Measures on Cost Management. The Company’s Board and the Audit Committee have examined the Company’s financial reports on a quarterly basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.

In order to safeguard the independence of the listed company, the Company adopted the segregation of personnel in the organizational structure and specifically established institutions responsible for the entrusted business (the business related to the assets entrusted by Huaneng Group for management) so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.

In order to establish a sound internal control system, to achieve expected operating results and efficiency, to assure the credibility of the financial reporting and to effectively improve our capability in risk management, the Company has launched a project in 2003 to improve its internal control in a comprehensive manner. During the last few years, the Company developed a strategic plan and set objectives for internal control. The Company’s long-term objective is to enhance its internal control in all aspects to constantly improve its capability to develop, compete and manage risk.

The Company established an internal control organization system, and strengthened internal control at both the corporate and the power plant levels. The Company established its internal control procedures on the basis of the COSO control framework, which accommodates the Company’s management characteristics. The Company designed and implemented the “Internal Control Manual”, which is recognised by the Company as the “constitution” for the management of internal control. The Company has carried out self-evaluations of internal control, identified certain deficiencies and remedied such deficiencies in a timely manner. The Company disseminated information and provided training to its employees with regard to internal control concepts and procedures.

After a full evaluation, the Company considered that the improvement work on internal control and its procedures were effective and such improvement measures have enhanced the effectiveness of the internal control on financial reporting.

On 3 April 2007, the external auditors have formally issued an unqualified audit report on the internal control of the Company for 2006 without any qualifications, thus realizing smoothly the internal control work target of the Company for 2006 to become one of the first PRC enterprises listed in the US that met the internal control over financial reporting requirements of Section 404 of Sarbane-Oxley Act. Starting from this year, the Company has been implementing measures to normalize the internal control work in different stages and steps, thereby establishing an internal control system that has long-term effectiveness.

4.

With regard to fund management, the Company has successfully formulated a number of management measures including the Measures on Financial Management, the Interim Measures on the Management of Funds Receipts and Expenses and the relevant examination measures, the Measures on Management of Fund Raising and the Measures on the Management of Bills of Exchange. Provisions relating to loans, guarantees and investments are also set out in the Company’s Articles of Association. In the annual reports of the Company over the previous years, the Company has engaged registered accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties and issue individual statements according to the requirements of the China Securities Regulatory Commission (the “CSRC”) and the Shanghai Stock Exchange, and there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position to the Beijing Securities Regulatory Bureau on a quarterly basis and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation. The timely formulation and strict implementation of the above systems not only ensure the on-going standardization of operations of the Company and gradual enhancement of corporate management quality, but also enable the Company to be awarded honorable acclaims over the past years, including: “The Best Corporate Governance Award in China”; ranked first in “The Overall Best Managed Company in China”; ranked first in “The Best Company in Corporate Strategy and Best Operational Efficiency in China”; ranked second in “Most Concerned with Shareholders´ Value”; The Best Investor Relations Award”; “The Best Utilities Company Award in Asia”; “The Best Information Disclosure Communication for Acquisitions and Mergers Award”; “The Best Corporate Governance in China”; and “The Best Secretaries to the Board of Directors in China”. The above awards were conferred by authoritative publications in the international capital markets including Institutional Investors Magazine, Euromoney, Asiamoney, Asia Finance, IR Magazine and The Capital, thus establishing a good overall image for the Company in both the domestic and international capital markets.

(B)	SECURITIES TRANSACTIONS BY DIRECTORS

As the Company is listed in three places, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, that is, implementing the strictest clause among three places. We have adopted a set of standards not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules as the model code for securities dealings by directors of the Company, that is, “The Administrative Rules on Securities Information and Transactions of Companies”. We have formulated and implemented the Codes Governing the Holding of the Company’s Securities by Directors, Supervisors and Senior Management Personnel of Huaneng Power International, Inc. to strictly require that the activities relating to the transfer of the Company’s securities to be conducted in accordance with the Company Law and the relevant system, prohibiting informed personnel with insider information of securities transactions to conduct securities dealing activities, and we have formulated detailed regulations on the informed personnel with insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management personnel do not hold any shares in the Company and there is no material contract in which the directors directly or indirectly have material interests.

(C)	BOARD OF DIRECTORS

The Company´s Board shall comprise 15 members (temporarily with one vacancy). During the reporting period, Mr. Li Xiaopeng acted as the Chairman and Mr. Huang Yongda and Mr. Huang Long were the Vice Chairmen of the Board. The Executive Directors of the Company are Mr. Li Xiaopeng and Mr. Na Xizhi (President); other Non-executive Directors are Mr. Huang Yongda, Mr. Huang Long, Mr. Wu Dawei, Mr. Shan Qunying, Mr. Ding Shida, Mr. Xu Zujian and Mr. Liu Shuyuan. The Company has five Independent Non-executive Directors comprising one-third of the members of the Company’s Board, namely, Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning.

The Board of the Company held six meetings during the reporting period including regular meetings and ad hoc meetings (including those with voting by communication). The resolutions passed at such meetings included Resolutions on Connected Transactions for 2007; Recognition of Financial Instruments, Scope of Capitalization of General Borrowings Interests; Resolutions on the Liability Insurance regarding Directors and Senior Management Personnel; Resolutions on Issuance of Short-Term Debentures; Resolutions on Authorizing the Bank of New York to Submit Form 6-K to the US Securities and Exchange Commission; the 2006 Annual Report and its summaries; Budget for the 2006 Profit Distribution Plan; First Quarterly Report of 2007; Corporate Goverance Self-investigation Report and Proposal for Amendment to the Internal Control of Huaneng Power International, Inc.; Provisions on the Management of Information Disclosure of Huaneng Power International, Inc.; Provision on the Investor Relations Management of Huaneng Power International, Inc.; Codes Governing the Holding of the Company’s Securities by Directors, Supervisors and Senior Management Personnel of Huaneng Power International, Inc., etc.

As stated in the 2006 Corporate Governance Report, the Company’s Articles of Association set out in details the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the report on the Company’s operating results and makes decision. Material decisions on operations shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meeting, half-yearly meeting, first quarterly meeting and third quarterly meeting.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions. Minutes have been taken for all the meetings and filed at the Office of the Board of the Company.

Apart from regular and ad hoc meetings, the Board obtained information through meetings of the Chairman’s Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results, and the terms and conditions of material agreements. The meetings of the Chairman’s Office discharged the duties on behalf of the Board when the Board was not in session.

Meetings of the Chairman’s Office are held irregularly which are attended by the Chairman, the Vice Chairmen, the Secretary to the Board, the President, relevant senior management and personnel of relevant departments, and they hear reports on the operating conditions of the Company and make decisions. The content of the meetings covers: (1) to examine and approve the establishment or cancellation of proposals to develop construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; (5) to study issues regarding the power market reforms and power sales and marketing; (6) to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association; implementing annual operation plans and investment proposals; and formulating the Company’s management system, etc..

The Chairman of the Company shall, on behalf of the Board, sign the management authorization letter with the President of the Company, and confirm the respective authorities and duties of the Board and senior management. The Company’s senior management reports on the actual implementation of various authorizations each year.

(D)	CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Board of the Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Li Xiaopeng acted as the Chairman of the Board and Mr. Na Xizhi acted as the President of the Company.

The division of duties of the Board and the senior management remained the same as mentioned in the 2006 Corporate Governance Report.

(E)	NON-EXECUTIVE DIRECTORS

According to the provisions of the Articles of Association, the term of office of members of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant provisions of the CSRC.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Director	Term of office

Huang Yongda	7 March 2006 - May 2008
Huang Long	7 March 2006 - May 2008
Wu Dawei	11 May 2005 - May 2008
Shan Qunying	11 May 2005 - May 2008
Ding Shida	17 November 2005 - May 2008
Xu Zujian	11 May 2005 - May 2008
Liu Shuyuan	11 May 2005 - May 2008

(F)	DIRECTORS’ REMUNERATION

According to the provisions of the relevant laws of the State and the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee. Accountable to the Board, the Committee is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company; conducting appraisals and making proposals; and studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company. As the Executive Directors of the Company are senior management of the Company, their performance appraisals have been reflected in the assessment and appraisal conducted by the Board on the management team. During the reporting period, Mr. Na Xizhi has obtained remuneration of the Company in the capacity of executive director and his remuneration is set out in the annual aggregate wages calculated according to the internal wage system of the Company. The aggregate wages were submitted to the Board after having been examined by the Remuneration and Appraisal Committee. The executive directors have complied with the requirements of the Stock Exchange and entered into directors’ service agreements by adopting the Stock Exchange’s standard contract.

Members of the Remuneration and Appraisal Committee of the Fifth Session of the Board comprised seven directors, namely Mr. Liu Jipeng, Mr. Na Xizhi, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Qian Zhongwei, Mr. Xia Donglin and Mr. Wu Yusheng; of whom Mr. Liu Jipeng, Mr. Qian Zhongwei, Mr. Xia Donglin and Mr. Wu Yusheng were Independent Non-executive Directors. Mr. Liu Jipeng acted as the Chief Member of the Remuneration and Appraisal Committee.

The Remuneration and Appraisal Committee operated properly in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Fifth Session of the Board held a meeting on 2 April 2007, at which the proposal regarding the aggregate wages for 2007 has been discussed and approved.

(G)	NOMINATION OF DIRECTORS

According to the provisions of the relevant laws of the State and the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the requirements of the Company Law and Securities Law and in relation to directors’ qualifications and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a broad basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. At present, nomination of directors of the Company is mainly made by the major shareholders of the Company and the names are submitted to the Board after the Nomination Committee has examined their qualifications; and candidates for the Vice President and senior management of the Company are nominated by the President and the names are submitted to the Board after the Nomination Committee has examined their qualifications.

Members of the Nomination Committee of the Fifth Session of the Board were Mr. Qian Zhongwei, Mr. Huang Long, Mr. Shan Qunying, Mr. Ding Shida, Mr. Xia Donglin, Mr. Liu Jipeng and Mr. Yu Ning; of whom Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng and Mr. Yu Ning were Independent Non-executive Directors. Mr. Qian Zhongwei acted as the Chief Member of the Nomination Committee.

(H)	APPOINTMENT OF AUDITORS

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were re-appointed as the international auditors and PRC auditors of the Company respectively for 2007.

(I)	AUDIT COMMITTEE

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of the Company has established the Audit Committee mainly responsible for:

(1)	proposing to appoint or change external auditing organizations;

(2)             examining and supervising the Company’s internal audit system and its implementation;

(3)	communicating between internal auditing and external auditing;

(4)	auditing the Company’s financial information and related disclosure;

(5)	any other matters required by the Company’s Board.

Such responsibilities are the same as those set out in the 2006 Corporate Governance Report.

Members of the Audit Committee of the Fifth Session of the Board comprised five directors, namely, Mr. Xia Donglin, Mr. Qian Zhongwei, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning; all the above members were Independent Non-executive Directors; Mr. Xia Donglin acted as Chief Member of the Audit Committee.

In the first half of the year, the Company’s Audit Committee held two meetings on 2 April 2007 and 23 April 2007, respectively. As the duties of the Audit Committee, the members of the Audit Committee interviewed and discussed with the Company’s legal counsels, external auditors, management and the relevant departments in respect of the applicable laws and regulations in the jurisdictions where the Company’s shares are listed, the status of anti-fraud, staff appointments, the implementation of the internal control system as well as the audit conducted by the external auditors. The members raised their opinions and provided a number of suggestions in relation thereto. The following were approved at the meetings: the 2006 work report and the 2007 work proposal including the budget for auditing funds of the Audit Department of the Company, the 2006 financial report; the 2007 financial budget; the 2006 profit distribution plan; the proposal regarding the appointment of external auditors; and the First Quarterly Report of 2007. The Audit Committee submitted to the Board a report summarizing its work in the past year and the reports on the matters examined.

(J)	Shares held by seNior management

As at 30 June 2007, none of the senior management of the Company holds shares in the Company.

(K)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee with the following key responsibilities:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters;

(6)	attending those matters at the request of the Board.

Members of the Strategy Committee of the Fifth Session of the Board comprised six directors, namely Mr. Li Xiaopeng, Mr. Huang Yongda, Mr. Huang Long, Mr. Na Xizhi, Mr. Wu Dawei and Mr. Wu Yusheng. Mr. Li Xiaopeng acted as the Chief Member of the Strategy Committee.

The 2007 Report on Risk Categorization and Implementation of Preventive and Control Measures of the Company was approved by the Strategy Committee on 25 May 2007. Pursuant to the rules on risk management, all functional departments and their respective supervising and management units of the Company provided their risk analysis interim reports to the risk management leading units of the Company. The 2007 Interim Risk Report is under preparation. Currently, the effective implementation of the rules has continuously improved the Company’s internal control and risk management systems.

REVIEW BY AUDIT COMMITTEE

The interim results of 2007 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As at 30 June 2007, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company as far as the Company is aware of.

DOCUMENTS FOR INSPECTION

Besides this announcement, the interim report for the first half of 2007 of the Company containing all the information required by the Listing Rules will be published on the Hong Kong Stock Exchange’s website in due course. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2007 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc. West Wing, Building C Tianyin Mansion 2C Fuxingmennan Street Xicheng District Beijing The People´s Republic of China
Telephone Number:(8610) 6649 1999 Fax Number:(8610) 6649 1860 Postal code:100031
Hong Kong	Rikes Communications Limited Room 1312, Wing On Centre 111 Connaught Road Central Hong Kong
Telephone No:(852) 2520 2201 Fax No:(852) 2520 2241
Websites of the Company	http://www.hpi.com.cn; http://www.hpi-ir.com.hk

By Order of the Board Li Xiaopeng Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC

14 August 2007

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES

A.	CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED) AS AT 30 JUNE 2007

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Note	As at 30 June 2007	As at 31 December 2006

ASSETS

Non-current assets
Property, plant and equipment, net		83,246,977	90,444,225
Investments in associates		6,999,568	5,418,213
Available-for-sale investment		2,594,485	1,458,759
Land use rights		2,041,706	2,013,480
Deferred income tax assets		98,203	98,429
Goodwill		553,924	671,796
Other non-current assets		192,740	269,404
Total non-current assets		95,727,603	100,374,306

Current assets
Inventories, net		2,765,561	2,121,489
Other receivables and assets, net		505,708	615,488
Accounts receivable, net	3	7,057,184	7,315,683
Financial assets at fair value through profit or loss		—	100,180
Due from Huaneng Group		9,136	—
Prepayments to other related parties		89,119	621
Restricted cash		206,762	203,863
Cash and cash equivalents		3,310,099	3,207,192
Total current assets		13,943,569	13,564,516
Total assets		109,671,172	113,938,822

EQUITY AND LIABILITIES
Capital and reserves attributable to the equity holders of the Company
A shares, par value of RMB1.00 each		9,000,000	9,000,000
Overseas listed foreign shares, par value of RMB1.00 each		3,055,383	3,055,383
Additional paid-in capital		8,988,973	8,988,973
Dedicated capital		5,424,223	5,454,467
Fair value gains from available-for-sale investment, net of tax		1,271,505	998,825
Retained earnings
Proposed dividend	4	—	3,375,507
Others		15,489,979	12,584,354
		43,230,063	43,457,509
Minority interests		4,617,299	7,151,183
Total equity		47,847,362	50,608,692

Non-current liabilities
Long-term loans from Huaneng Group		2,800,000	2,800,000
Long-term bank loans		28,018,744	32,065,840
Other long-term loans		109,436	232,779
Deferred income tax liabilities		795,184	1,078,897
Other non-current liabilities		355,179	309,930

Total non-current liabilities		32,078,543	36,487,446

Current liabilities
Accounts payable and other liabilities	5	8,357,138	8,221,787
Dividends payable to shareholders		312,810	—
Taxes payables		770,577	1,191,783
Due to Huaneng Group		190	44,592
Due to HIPDC		132,945	79,730
Due to associates		5,655	83,512
Due to other related parties		143,544	65,795
Salary and welfare payables		433,238	584,043
Short-term bonds	6	—	5,077,577
Short-term loans		16,645,490	8,161,910
Current portion of long-term bank loans		2,777,201	3,140,393
Current portion of other long-term loans		166,479	191,562
Total current liabilities		29,745,267	26,842,684
Total equity and liabilities		109,671,172	113,938,822

B.	CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2007

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June
	Note	2007	2006

Operating revenue	8	23,144,059	19,835,432
Sales tax		(69,895)	(67,324)

Operating expenses
Fuel		(12,748,974)	(10,376,099)
Maintenance		(713,282)	(558,068)
Depreciation		(3,567,940)	(3,260,860)
Labor		(1,400,480)	(1,313,664)
Service fees to HIPDC		(70,386)	(70,386)
Others		(1,088,552)	(853,369)
Total operating expenses		(19,589,614)	(16,432,446)

Profit from operations		3,484,550	3,335,662
Interest income		23,332	23,918
Interest expense		(972,271)	(726,125)
Bank charges and exchange gain/(losses), net		97,974	(9,971)
Total financial expenses, net		(850,965)	(712,178)
Share of profits of associates		303,343	351,772
Investment income, net		127,272	65,915
Gain on disposals of investments	9	545,231	47
Other income, net		8,779	1,670
Profit before income tax	10	3,618,210	3,042,888
Income tax expense	11	(560,692)	(511,823)
Profit for the period		3,057,518	2,531,065

Attributable to:
- Equity holders of the Company		2,875,381	2,166,878
- Minority interests		182,137	364,187
		3,057,518	2,531,065

Earnings per share for profit attributable to the equity holders of the Company, expressed in RMB per share
- basic and diluted	12	0.24	0.18

C.	NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

1.	Basis of Preparation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2007 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

During 2007, a significant portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term borrowings. Consequently, as at 30 June 2007, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB15,802 million (31 December 2006: approximately RMB13,278 million). The Company and its subsidiaries have secured undrawn available banking facilities amounting to approximately RMB25.60 billion (31 December 2006: approximately RMB25.61 billion), and will refinance and / or restructure certain short-term loans into long-term loans and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company and its subsidiaries are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

2.	Principal Accounting Policies

The principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2006. The following new standard, amendment to standard and interpretation are mandatory for annual period beginning on or after 1 January 2007.

•

International Financial Reporting Standard (“IFRS”) 7, Financial Instruments: Disclosures and a complementary amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures (effective for annual periods beginning on or after 1 January 2007). IFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under IFRS. The amendment to IAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, management considered there was no significant impact from adopting IFRS 7 and the amendment to IAS 1 on the financial statements of the Company and its subsidiaries.

•

International Financial Reporting Interpretation Committee Interpretation (“IFRIC Interpretation”) 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. Management considered there was no significant impact from adopting IFRIC Interpretation 10 on the financial statements of the Company and its subsidiaries.

3.	Accounts Receivable, Net

Accounts receivable, net comprised:

	As at 30 June 2007	As at 31 December 2006

Accounts receivable	5,512,105	6,232,275
Notes receivable	1,595,652	1,133,981
	7,107,757	7,366,256
Less: provision for doubtful accounts	(50,573)	(50,573)
	7,057,184	7,315,683

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made.

The aging analysis of accounts receivable was as follows:

As at 30 June 2007	As at 31 December 2006

Within 1 year	6,867,578	7,054,280
Between 1 to 2 years	42,439	114,121
Between 2 to 3 years	—	51,554
Over 3 years*	197,740	146,301
	7,107,757	7,366,256

*

During 2006, Huaneng International Power Development Corporation (“HIPDC”) has provided guarantee to the account receivable of the Company and its subsidiaries of approximately RMB140 million based on the Company’s equity shares. This account receivable existed when the Company acquired Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”) from HIPDC in 2004. The Company received the guarantee payment from HIPDC as at 31 December 2006.

4.	Dividends

On 22 May 2007, after approval from the annual general meeting of the shareholders, the Company declared cash dividend of RMB0.28 per ordinary share, totaling approximately RMB3,376 million. For the six months ended 30 June 2007, the Company has already paid dividend of approximately RMB3,281 million (for the six months ended 30 June 2006: approximately RMB2,923 million).

5.	Accounts Payable and Other Liabilities

Accounts payable and other liabilities comprised:

	As at 30 June 2007	As at 31 December 2006

Accounts and notes payable	2,048,428	2,037,447
Other payables and accrued liabilities	6,308,710	6,184,340
	8,357,138	8,221,787

The aging analysis of accounts and notes payable (including amounts due to other related parties of trading in nature) was as follows:

	As at 30 June 2007	As at 31 December 2006

Accounts and notes payable
within 1 year	2,045,291	2,028,121
between 1 to 2 years	1,625	6,170
over 2 years	1,512	3,156
Subtotal	2,048,428	2,037,447
Amounts due to other related parties of trading in nature
within 1 year	98,719	38,336
between 1 to 2 years	918	—
over 2 years	108	108
Subtotal	99,745	38,444
Total	2,148,173	2,075,891

6.	Short-term Bonds

The Company and its subsidiaries have repaid, in May 2007 and June 2007 respectively, unsecured short-term bonds of RMB500 million and RMB4,500 million, which bear coupon rates of 3.12% and 3.35% per annum at par. Effective interest rates on these bonds are 3.53% and 3.77% per annum, respectively.

7.	Additional Financial Information on Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2007, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB15,802 million (31 December 2006: approximately RMB13,278 million). On the same date, the total assets less current liabilities of the Company and its subsidiaries were approximately RMB79,926 million (31 December 2006: approximately RMB87,096 million).

8.	Operating Revenue

Operating revenue mainly represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT and amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies.

9.	Gain on disposals of investments

During the current period, the gain on disposals of investments represented disposal of certain available-for-sale investment and deemed disposal of Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”) with equity interest held by the Company decreased from 60% to 49% upon the additional capital injection from China Huaneng Group (“Huaneng Group”) to Sichuan Hydropower in January 2007, which amounted to approximately RMB527 million and RMB18 million respectively.

From January 2007 onward, Sichuan Hydropower became an associate of the Company, and was accounted for using equity method instead of a full scope of consolidation.

10.	Profit Before Income Tax

Profit before income tax was determined after charging and (crediting) the following:

	For the six months ended 30 June
	2007	2006

Interest expense on
- loans	1,148,656	1,088,705
- short-term bonds	79,261	56,507
Total interest expense on borrowings	1,227,917	1,145,212
Less: amounts capitalized in property, plant and equipment	(255,646)	(419,087)
Interest expense charged in income statement	972,271	726,125
Depreciation on property, plant and equipment	3,569,140	3,261,549
Loss/(Gain) on disposals of property, plant and equipment, net	13,101	(695)
Amortization on land use rights	23,386	18,484
Amortization on other non-current assets	27,121	27,830
Write off of excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost	—	(24,758)
Fair value changes of financial assets at fair value through profit or loss	(86,832)	(37,687)
Provision for / (Reversal of) provision for doubtful debts	1,309	(1,494)
Bad debts recovery	(1,512)	(34,936)

11.	Income Tax Expense

No Hong Kong profits tax was provided for the six months ended 30 June 2007 (for the six months ended 30 June 2006: nil) as the Company and its subsidiaries had no estimated assessable profit arising in or deriving from Hong Kong.

The People’s Republic of China (the “PRC”) income tax has been provided on the estimated assessable profit for the period at their prevailing rates of taxation. Certain of the power plants, being located in specially designated regions or cities, are subject to preferential income tax rates. In addition, certain power plants are exempted from the PRC income tax for two years starting from the first profit-making year (after covering any accumulated deficits) followed by a 50% exemption of the applicable tax rate for the next three years.

For the six months ended 30 June 2007, the weighted average effective tax rate applicable to the Company and its subsidiaries is approximately 15.5% (for the six months ended 30 June 2006: approximately 16.8%).

In March 2007, the PRC government promulgated the Corporate Income Tax Law which will be effective from 1 January 2008. According to the Corporate Income Tax Law, both domestic and foreign invested enterprise will be subject to a single income tax rate of 25%. The existing Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the “FIE and FE tax laws”) and Provisional Regulations of the People’s Republic of China on Enterprise Income Tax (collectively referred to as the “existing tax laws”) will be abolished simultaneously. Currently, the power plants of the Company and its subsidiaries applied the tax rates under the existing tax laws. The Corporate Income Tax Law has provided a 5-year transitional period for those entities that applied FIE and FE tax laws in previous years. The Corporate Income Tax Law has an impact on the deferred income tax assets and liabilities of the Company and its subsidiaries. As there is still no detailed implementations rulings released, the Company and its subsidiaries adjusted deferred income tax balances as at 30 June 2007 based on their best estimates and will continue to access the impact of such new law in the future.

12.	Earnings Per Share

The calculation of basic earnings per share is done based on the profit attributable to the equity holders of the Company of approximately RMB2,875 million (for the six months ended 30 June 2006: approximately RMB2,167 million) and the weighted average number of approximately 12,055 million (for the six months ended 30 June 2006: approximately 12,055 million) outstanding ordinary shares during the period. There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2007 and 2006.

13.	Related Party Transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Name of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Hebei Huaneng Jingyuan Coal Company Limited (“Huaneng Jingyuan”)	A subsidiary of Huaneng Group
China Huaneng International Trade Economics Corporation (“CHITEC”)	A subsidiary of Huaneng Group
Huaneng Xinrui Controlled Technology Co., Ltd. (“Huaneng Xinrui”)	A subsidiary of Huaneng Group
Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Service Co., Ltd. (“Huaneng Capital Service”)	A subsidiary of Huaneng Group
Greatwall Securities Co., Ltd. (“Greatwall Securities”)	A subsidiary of Huaneng Group
Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	An associate of the Company
China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	An associate of the Company
Chongqing Huaneng Shifen Company Limited (“Shifen Company”)	An associate of a subsidiary
State-owned enterprises*	Related parties of the Company

*

Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also considered as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in the unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period.

(a)	Related Party Transactions

	For the six months ended 30 June
	2007	2006

Huaneng Group
Management service fee income	23,112	16,080
Interest expense on long-term loans	(68,814)	(71,489)
Acquisition of equity interest in Huaneng Finance	—	(126,000)
Acquisition of 5% additional equity interest in Henan Huaneng Qinbei Power Limited Company (“Qinbei Power Company”)	(65,750)	—

HIPDC
Management service fee income	2,371	1,920
Service fees expenses on transmission and transformer facilities	(70,386)	(70,386)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(667)	(667)
Rental charge on office building	(13,000)	(13,000)

Huaneng Finance
Discounting of notes receivable	260,317	—
Discounting charges	(2,808)	—
Drawdown of short-term loans	660,000	1,620,000
Issuance of short-term bonds	—	900,000
Interest expense on short-term and long-term loans	(63,153)	(57,961)

Huaneng Capital Service
Issuance of short-term bonds	—	250,000

Greatwall Securities
Issuance of short-term bonds	—	300,000

HEC and its subsidiaries
Purchase of coal from HEC and its subsidiaries and service fee paid for transportation	(899,015)	(336,161)
Purchase of equipment from HEC and its subsidiaries	(143,018)	—

CHITEC*
Purchase of coal from CHITEC	—	(103,866)
Purchase of equipment from CHITEC	—	(17,776)

Huaneng Jingyuan*
Purchase of coal from Huaneng Jingyuan	—	(49,159)

Shifen Company
Purchase of lime from Shifen Company	(31,914)	(22,555)

Huaneng Xinrui*
Technical services and industry-specific technological project contracting services obtained from Huaneng Xinrui	—	(2,241)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained from Xi’an Thermal and its subsidiaries	(94,535)	(13,308)

*

In 2007, as CHITEC (including Huaneng Jingyuan, a subsidiary of CHITEC) and Huaneng Xinrui merged with HEC and Xi’an Thermal and became subsidiaries of HEC and Xi’an Thermal, respectively, the transactions with the entities above are presented under “HEC and its subsidiaries” and “Xi’an Thermal and its subsidiaries” respectively.

	For the six months ended 30 June
	2007	2006
	RMB million	RMB million

State-owned enterprises
Sales of electricity	23,132	19,990
Purchases of fuel	(8,358)	(6,205)
Acquisition of property, plant and equipment	(2,235)	(2,889)
Purchases of materials and supplies	(61)	(52)
Subcontracting labor for
— construction and renovation	(915)	(1,918)
— maintenance	(38)	(45)
Dividend income	40	28
Warrants granted	—	38
Issuance of short-term bonds	—	3,550
Drawdown of short-term loans	9,474	5,637
Drawdown of long-term loans	4,150	3,425
Interest expense on loans and bonds to banks and other financial institutions	(785)	(788)

(b)	Guarantees

	As at 30 June 2007	As at 31 December 2006

(i) Short-term loan guaranteed by a state-owned enterprise	2,000,000	1,000,000
(ii) Long-term loans guaranteed by
- Huaneng Group	2,346,129	6,249,089
- HIPDC	2,377,665	2,693,280
- State-owned enterprises	100,000	353,250
(iii) Long-term bank loans of Rizhao Power Company guaranteed by the Company	(110,500)	(123,250)
(iv) Purchase settlements guaranteed by a state-owned bank	—	80,000

(c)	Key management personnel compensation

For the six months ended 30 June

	2007	2006

Salaries and other short-term employee benefits	3,669	3,834
Post-employment benefits	743	595
Total	4,412	4,429

14.	Subsequent Event

The Company and its subsidiaries issued RMB5 billion of unsecured short-term bonds bearing coupon rates of 3.84% per annum on 9 August 2007. These bonds are denominated in RMB and will mature in 364 days from their issue date at their nominal values. The effective interest rate of these bonds is approximately 4.26% per annum.

D.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS (UNAUDITED)

(Amounts Expressed In RMB)

Item	Unit	30 June 2007	31 December 2006	Variance (%)
			(Restated)
Current assets	Yuan	13,943,569,175	13,564,516,219	2.79%
Current liabilities	Yuan	28,542,227,239	25,643,943,938	11.30%
Total assets	Yuan	106,722,658,085	109,941,959,624	-2.93%
Shareholders’ equity (excluding minority interests)	Yuan	42,392,436,134	42,479,976,602	-0.21%
Net assets per share (fully diluted)	Yuan/share	3.52	3.52	0.00%
Adjusted net assets per share (fully diluted)	Yuan/share	3.58	3.08	16.23%

Item	Unit	For the six months ended 30 June 2007	For the six months ended 30 June 2006	Variance (%)
			(Restated)
Net profit	Yuan	3,134,222,077	2,512,148,107	24.76%
Net profit (excluding non-recurring items)	Yuan	3,134,923,319	2,506,463,549	25.07%
Earnings per share (fully diluted)	Yuan/share	0.24	0.17	41.18%
Earnings per share (weighted average)	Yuan/share	0.24	0.17	41.18%
Return on net assets (fully diluted)%		6.93	5.49	26.23%
Net cash inflows from operating activities	Yuan	5,589,717,900	6,576,209,413	-15.00%

Note: Formula of key financial ratios:

Earnings per share (fully diluted)	=	Net profit attributable to shareholders of the Company / Total number of ordinary shares as at the end of the period
Return on net assets (fully diluted)	=	Net profit attributable to shareholders of the Company/ Shareholders’ equity (excluding minority interests) as at the end of the period x 100%
Net assets per share (fully diluted)	=	Shareholders’ equity (excluding minority interests) as at the end of the period / Total number of ordinary shares as at the end of the period

Note: Non-recurring items deducted

Item	For the six months ended 30 June 2007
Net loss from disposal of non-current assets	13,100,616
Non-operating income, net	(11,609,515)
Related income tax impact on non-recurring items	(789,859)
Total	701,242

2.	PROFIT AND LOSS ACCOUNT (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2007

(Amounts Expressed In RMB)

	For the six months ended 30 June
	Consolidated		The Company
	2007	2006	2007	2006
		(Restated)		(Restated)
1. Revenue from operations	23,199,792,184	19,917,710,144	14,812,306,151	12,750,603,397
Less: Cost of operations	(18,703,261,349)	(15,667,982,211)	(12,118,759,906)	(10,457,258,895)

Tax and levies on operations	(69,894,814)	(67,324,186)	(6,351,292)	(2,738,136)
General and administrative expenses	(767,505,586)	(644,056,502)	(559,429,352)	(469,838,726)
Financial expenses, net	(840,726,839)	(831,621,680)	(229,571,657)	(268,206,772)
Impairment losses on assets	(6,682,339)	(9,273,278)	(8,312,619)	(45,727,554)
Add: (Loss) / Gain on fair value changes	(100,179,545)	37,686,591	(100,179,545)	37,686,591
Investment income	1,062,538,924	301,327,996	1,061,335,111	819,275,296
Including: Investment income from associates	307,720,757	283,894,108	306,551,403	283,351,338
2. Operating profit	3,774,080,636	3,036,466,874	2,851,036,891	2,363,795,201
Add: Non-operating income	13,905,730	13,639,947	8,504,801	10,462,198
Less: Non-operating expenses	(15,396,831)	(7,249,927)	(17,061,127)	(4,919,815)
Including: Loss from disposals on non-current assets	(14,826,841)	(726,567)	(14,255,854)	(496,309)
3. Total profit	3,772,589,535	3,042,856,894	2,842,480,565	2,369,337,584
Less: Income tax expense	(638,367,458)	(530,708,787)	(292,294,364)	(261,314,793)
4. Net profit	3,134,222,077	2,512,148,107	2,550,186,201	2,108,022,791
Attributable to:
Shareholders of the Company	2,936,589,038	2,099,806,079	2,550,186,201	2,108,022,791
Minority interests	197,633,039	412,342,028	—	—
5. Earnings per share (based on the net profit attributable to shareholders of the Company)
Basic earnings per share	0.24	0.17
Diluted earnings per share	0.24	0.17

3.	NOTES TO THE FINANCIAL INFORMATION (UNAUDITED)

The Company and its subsidiaries previously prepared financial statements in accordance with the Accounting Standards for Business Enterprises promulgated before 15 February 2006 and “Accounting System for Business Enterprises” promulgated on 29 December 2000 (“previous PRC GAAP”). From 1 January 2007 onwards, the Company and its subsidiaries adopted the

Accounting Standards for Business Enterprises (“PRC GAAP”) promulgated by Ministry of Finance of the PRC on 15 February 2006. The financial statements of the Company and its subsidiaries for the six months ended 30 June 2007 represented the first interim financial statements prepared in accordance with PRC GAAP.

When preparing the financial statements for the six months ended 30 June 2007, the comparative figures of the same period of 2006 are retrospectively adjusted and restated in accordance with the PRC GAAP No. 38 — First-time adoption of PRC GAAP.

4.	NET INCOME RECONCILIATION AMONG PRC GAAP, IFRS AND US GAAP (UNAUDITED)

The Company and its subsidiaries prepared the financial statements in accordance with PRC GAAP, differ in certain respects from that under IFRS and generally accepted accounting principles in the United States of America (“US GAAP”). Major impact of IFRS and US GAAP adjustments on the net profit of the Company and its subsidiaries is summarized as follows:

	Net Income
	For the six months ended 30 June
	2007	2006
	RMB’000	RMB’000 (Restated)
Net profit under PRC GAAP	3,134,222	2,512,148
Impact of IFRS adjustments:
Effect of recording the amounts received in advance based on rate making process (a)	5,214	(26,684)
Difference in the accounting treatment on housing losses of the Company and its subsidiaries (b)	(19,316)	(19,543)
Difference on depreciation of borrowing costs capitalized in prior years (c)	(13,779)	103,754
Effect of recording the deemed disposal of 11% equity interest in Sichuan Hydropower (h)	17,864	—
Recording negative goodwill arising from the acquisition of 20% equity interest in Huaneng Finance (g)	—	24,758
Difference in accounting treatment on issuance cost of short-term bonds (e)	(9,512)	11,030
Effect of fair value adjustments on subsidiaries and associates acquired in previous years (f and g)	(148,895)	(171,122)
Applicable deferred income tax impact of the above GAAP differences (i)	90,572	19,404
Others	1,148	77,320
Profit under IFRS	3,057,518	2,531,065
Impact of US GAAP adjustments:
Profit attributable to minority interests (Note 1)	(182,137)	(364,187)
Recording housing losses incurred by HIPDC for the employees of the Company and its subsidiaries (b)	(13,076)	(13,076)
Difference on depreciation of borrowing costs capitalized in prior years (c)	4,578	4,387
Difference in accounting treatment on acquisition of Shandong Huaneng Power Development Company Limited (“Shandong Huaneng”) (d)	80,494	80,494
Effect of acquisitions of Sichuan Hydropower and Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”) (f)	18,859	21,841
Effect of acquisitions of Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power Company”), Yueyang Power Company, Huaneng Yingkou Power Plant (“Yingkou Power Plant”) and Huaneng Jinggangshan Power Plant (“Jinggangshan Power Plant”) (f)	103,218	78,614
Effect of acquisitions of Qinbei Power Company, Huaneng Yushe Power Generation Co., Ltd. (“Yushe Power Company”) and Huaneng Xindian Power Plant (“Xindian Power Plant”) (f)	13,827	13,889

Effect of acquisitions of Huaneng Shanghai Shidongkou I Power Plant (“Shidongkou I Power Plant”), Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd. (“Taicang Power Company”) and Huaneng Changxing Power Plant (“Changxing Power Plant”) (f)	63,617	46,750
Effect of acquisitions of 44.16% equity interest in Huaneng Huaiyin Power Generation Co. Ltd. (“Huaiyin Power Company”), 30% additional equity interest in Shidongkou I Power Plant, 5% additional equity interest in Taicang Power Company, 40% equity interest in Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power Company”) and 20% equity interest in Huaneng Finance (g)	7,883	(15,727)
Effect of recording the deemed disposal of 11% equity interest in Sichuan Hydropower (h)	(17,864)	—
Applicable deferred income tax impact on the above GAAP differences recording (i)	(98,749)	(41,399)
Others	—	(1,433)
Net profit under US GAAP	3,038,168	2,341,218

Note 1:

Consistent with disclosure requirement of PRC GAAP and IFRS on presentation of financial statements, minority interests in the profit under PRC GAAP and IFRS should be included as a portion of net profit, however, there is no such a requirement under US GAAP.

(a)	Effect of recording amounts received in advance

In accordance with the tariff setting mechanism applicable to certain power plants of the Company and its subsidiaries, certain power plants of the Company and its subsidiaries receive advance payments (calculated at 1% of the cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and US GAAP and are recognized as revenue and gain when the repairs and maintenance is performed and the liabilities extinguished, respectively. In accordance with PRC GAAP requirements, when preparing the financial statements, revenue is computed based on actual power sold and the tariff regulated by the state, no such amounts are recorded.

(b)	Difference in the accounting treatment on housing losses

The Company and its subsidiaries and HIPDC, parent company of the Company has supplied staff quarters to the employees of the Company and its subsidiaries. The Company and its subsidiaries and HIPDC sold their staff quarters to the employees of the Company and its subsidiaries at preferential prices regulated by the local housing reform office. Difference between cost of staff quarters and receipts from the employees represented housing losses, and was borne by the Company and its subsidiaries and HIPDC, respectively.

When preparing financial statements under PRC GAAP, in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses as incurred. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

Under US GAAP, in addition to the recognition of housing losses according to the basis under IFRS above, the Company and its subsidiaries also have to recognize the housing losses incurred by HIPDC arising from the sales of staff quarters as operating expenses of the Company and its subsidiaries applying the same amortization policy, with corresponding amount recording as capital injection from HIPDC.

(c)	Effect of capitalization of borrowing costs

In previous years, under previous PRC GAAP, the scope of capitalization of borrowing costs is limited to specific borrowings, and therefore, borrowing costs arising from general borrowings cannot be capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing costs on general borrowing costs used for the purpose of obtaining a qualifying asset in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted the PRC GAAP No. 17 prospectively, which has converged with relevant requirements under IFRS, the adjustments for this period represent the depreciation of capitalized interest included in the cost of related assets under IFRS in previous years.

Under US regulatory accounting requirements, prior to 2007, borrowing costs of general borrowings raised for the purpose of obtaining qualifying assets cannot be capitalized as such costs are not taken into consideration in tariff setting. Hence, under US GAAP, interest of general borrowings used for obtaining regulatory assets was not capitalized prior to 2007, with adjustments reversing depreciation of related borrowing costs of general borrowings capitalized above.

(d)	Acquisition of Shandong Huaneng

Before the acquisition of Shandong Huaneng by the Company, Huaneng Group was one of its substantial shareholders, holding 33.09% equity interest. Under previous PRC GAAP and IFRS, upon the completion of the acquisition, the entire net assets of Shandong Huaneng were recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill. On 1 January 2005 and 1 January 2007, the ending balance of negative goodwill brought forward is offset against opening retained earnings according to IFRS and PRC GAAP respectively. Under US GAAP, upon completion of the acquisition, Huaneng Group’s proportionate share of 33.09% in the net assets of Shandong Huaneng that was sold to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment of the respective power plants.

As a result of the effect on the acquisition of 33.09% of net assets held by Huaneng Group above, there is a difference between negative goodwill recognized under IFRS and reduction in property, plant and equipment under US GAAP. Negative goodwill recognized under IFRS was written off against opening retained earnings in 2005 while under US GAAP, the above-mentioned reduced property, plant and equipment was depreciated over useful lives of related assets. Hence, net profit between IFRS and US GAAP is different.

(e)	Difference in accounting treatment for issuance cost of short-term bonds

Under previous PRC GAAP, the issuance cost of short-term bonds is expensed as incurred. Under IFRS, such an issuance cost is included in the computation of the effective interest rate and amortized over the terms of the short-term bonds.

(f)	Effect of acquisitions of entities under common control

Huaneng Group is the controlling parent company of HIPDC, which in turn is also the controlling parent of the Company.

The Company carried out the following acquisitions from Huaneng Group and HIPDC:

(i)	70% equity interest in Shidongkou I Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant from Huaneng Group in July 2002;

(ii)	55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Xindian Power Plant from Huaneng Group in October 2003;

(iii)

60% equity interest in Luohuang Power Company, 55% equity interest in Yueyang Power Company, 90% equity interest in Jinggangshan Power Plant and all of the assets and liabilities of Yingkou Power Plant from HIPDC and from Huaneng Group in July 2004; and

(iv)               60% equity interest in Sichuan Hydropower and 65% equity interest in Pingliang Power                 Company from Huaneng Group in January 2005.

As the acquired companies and power plants and the Company and its subsidiaries were under common control of Huaneng Group before the acquisitions, such acquisitions are regarded as common control acquisition transactions.

In prior years, under previous PRC GAAP, acquisitions of less than 100% equity interests in power plants or companies are accounted for at cost. The excess of consideration over the share of book value of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. Acquiring the entire equity of a company or the entire assets and liabilities of companies / power plants applies a method similar to purchase accounting as the accounting treatment, goodwill arising from such transactions is amortized over the estimated useful life on a straight-line basis. In accordance with PRC GAAP, equity investment differences and goodwill arising from common control acquisitions are offset against opening retained earnings on 1 January 2007.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the above acquisitions. Under the purchase method, the operating results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the dates of the acquisitions onwards. The difference between the purchase consideration and the fair value of the underlying net assets acquired is accounted for as goodwill. Goodwill arising from all the acquisitions above is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses.

Under US GAAP, such common control acquisitions are accounted for using a method similar to the pooling of interests method and recorded at historical cost. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations resulting from the acquisitions had been in existence since the beginning of the earliest period presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as equity transactions in the years of the acquisitions. Hence, the impact of depreciation and amortization expenses among previous PRC GAAP / PRC GAAP, IFRS and US GAAP on income statement is different.

(g)

Effect of acquisitions of 44.16% equity interest in Huaiyin Power Company, 30% additional equity interest in Shidongkou I Power Plant, 5% additional equity interest in Taicang Power Company, 40% equity interest in Hanfeng Power Company and 20% equity interest in Huaneng Finance

The Company acquired from Huaneng Group:

(i)	44.16% equity interest in Huaiyin Power Company in July 2002;

(ii)	30% additional equity interest in Shidongkou I Power Plant and 5% additional equity interest in Taicang Power Company in December 2002;

(iii)	40% equity interest in Hanfeng Power Company in July 2004; and

(iv)	20% equity interest in Huaneng Finance in January 2006.

Under previous PRC GAAP, positive or negative differences between purchase consideration and book value of net assets acquired arising from acquisitions before 1 July 2003 are amortized within 10 years using straight-line method. From 1 July 2003 onwards, the negative difference between purchase consideration and book value of net assets acquired are treated in the capital surplus. With the effective of PRC GAAP on 1 January 2007, those equity investment differences arising from the investments of non-common control acquisitions above that regarded as long-term equity investments accounted for using the equity method has ceased to amortize, and were recorded as either goodwill or costs of long-term equity investments at cost less accumulated impairment losses. As the Company has acquired the entire equity of Shidongkou I Power Plant, assets and liabilities of Shidongkou I Power Plant were recorded at fair value.

Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of the net assets of the acquired companies and power plants are recorded at fair value on initial acquisition dates. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plants acquired is accounted for as goodwill. Goodwill arising from these acquisitions above is tested annually for impairment and carried at cost less accumulated impairment losses. Any excess of Company’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost were written off against income statement.

Under US GAAP, upon completion of the above acquisitions, Huaneng Group’s proportionate shares in the net assets of Huaiyin Power Company, Shidongkou I Power Plant, Taicang Power Company, Hanfeng Power Company and Huaneng Finance being sold to the Company were recorded at the historical carrying value. Differences between the total costs of acquisitions and the net assets acquired were regarded as equity transactions with Huaneng Group. Accordingly, the impact of depreciation and amortization expenses among previous PRC GAAP / PRC GAAP, IFRS and US GAAP on income statement is different.

(h)	Effect of recording the deemed disposal of 11% equity interest in Sichuan Hydropower

In January 2007, Huaneng Group injected into Sichuan Hydropower amounting to RMB615 million, direct equity interest of Huaneng Group increased from 40% to 51% while the equity interest of the Company decreased from 60% to 49%, and thus, the Company recognized a gain on deemed disposal. Such a gain was recorded in the equity under PRC GAAP and US GAAP while in the income statement under IFRS.

(i)	Deferred income tax impact on GAAP differences

This represents deferred income tax effect on the above GAAP differences where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	August 15, 2007